FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, ON M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: February 24, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

Exhibits

1	Press Release dated February 23, 2005

2	Press Release dated February 24, 2005

EXHIBIT 1

GLENCAIRN GOLD CORPORATION

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE February 23, 2005	TSX: GGG AMEX: GLE

Glencairn Receives Approval for Listing on AMEX

Glencairn Gold Corporation (TSX-GGG) is pleased to announce that its common shares have been approved for listing on the American Stock Exchange (AMEX).

The Company’s shares are expected to begin trading on AMEX at the open on Wednesday, February 23, 2005, under the ticker symbol “GLE.” The Company’s AMEX trading specialist will be Kellogg Capital Group, LLC.

The AMEX listing approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the AMEX, and may be rescinded if the Company is not in compliance with such standards.

Glencairn’s common shares and warrants will continue to trade on the Toronto Stock Exchange under the ticker symbols GGG and GGG.WT, respectively.

Glencairn is a gold producer focused on growth in the Americas. Gold sales from its Limon Mine in Nicaragua were 48,000 oz. in 2004. Its Bellavista Mine in Costa Rica, currently under construction, is scheduled to begin producing gold in the second quarter of 2005 and quickly attain its designed capacity of 60,000 oz. gold per year, bringing the Company’s total gold production to well over 100,000 oz. on an annualized basis.

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.

Glencairn Gold Corporation Kerry Knoll, President and CEO Tel.: 416-860-0919 Fax: 416-367-0182 www.glencairngold.com	Renmark Financial Communications Inc.
Sylvain Laberge, slaberge@renmarkfinancial.com
Neil Murray-Lyon, nmurraylyon@renmarkfinancial.com
Media: Cynthia Lane, clane@renmarkfinancial.com
Tel.: 514-939-3989, Fax: 514-939-3717

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

EXHIBIT 2

GLENCAIRN GOLD CORPORATION

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE February 24, 2005	TSX: GGG AMEX: GLE

Glencairn Doubles Reserves at Limon,
Increases Mine Life to More Than Five Years

Glencairn Gold Corporation is pleased to announce a year-over-year doubling of mineral reserves at its Limon Mine in Nicaragua as at December 31, 2004, as well as the start of ramp development on the Santa Pancha Zone at Limon and steady progress toward final construction items at the Bellavista Mine in Costa Rica.

“This mineral reserve increase at Limon exceeds the goal we set for ourselves at the beginning of 2004,” said Kerry Knoll, President and Chief Executive Officer. “We will maintain an aggressive exploration program at Limon this year with the intention of increasing reserves further, with a focus on targeting higher grade material.”

Mineral Reserves and Mineral Resources

Proven and probable mineral reserves at the Limon Mine were increased to 297,500 contained ounces of gold, slightly more than twice the reserve ounces from a year earlier. At current mining rates, the December 31, 2004, mineral reserves are sufficient for more than five years of operations at Limon.

The largest single contribution to this increase at Limon was from the conversion of Santa Pancha resources to reserves at the end of 2004. Mining gains from outside the previously estimated reserve blocks and minor reserve additions at the Talavera operation also contributed to the increased reserves at Limon. The increase in the gold price assumption used for the mineral reserve calculation at Limon, from US$350 per ounce in 2003 to US$375 per ounce for 2004, was not a significant factor in the increase of reported mineral reserves.

The mineral reserve and resource estimates were conducted in-house by the Limon geological staff. Glencairn retained Roscoe Postle Associates Inc. (RPA) to provide an independent audit of the Limon mineral reserves, resources and mine plan.

RPA confirmed that the mineral reserves and resources for Limon are in keeping with industry standards and are appropriate for the deposit and mining methods used at the Limon operation, that their classification is in compliance with CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted on August 20, 2000, as required by National Instrument 43-101 (NI 43-101), and that RPA concurs with the Company’s five-year mine plan. As required by NI 43-101, a Technical Report prepared by RPA covering the Limon mineral reserve and resource estimates disclosed herein will be filed on SEDAR within 30 days of this news release.

Mineral reserves and mineral resources for the Bellavista Mine, currently nearing production, and mineral resources for the La India property in Nicaragua are unchanged as at December 31, 2004, from previous estimates. The Company is in the process of divesting its interest in the Vogel property in Timmins, Ontario, and for that reason has removed Vogel from its mineral resource inventory.

In total, as at December 31, 2004, the Company’s proven and probable mineral reserves stand at 852,570 contained gold ounces, a 21% increase over reported reserves at the end of 2003. The December 31, 2004, mineral resources, which are in addition to the mineral reserves, are 627,720 contained ounces of measured and indicated mineral resources and 549,600 contained ounces of inferred mineral resources. A complete table showing tonnes, grade, contained ounces and accompanying notes for the current mineral reserve and mineral resource estimates is appended to this news release.

Operations Update

The Company received its operating permit in January 2005 for the Santa Pancha project and has started development of an underground mine to exploit this new mineral reserve at its Limon operation in Nicaragua. The ramp portal has been collared and the Company is now driving a decline. The project is on schedule for underground mine production from Santa Pancha in early 2006. The Santa Pancha project will become one of the main sources of mill feed at Limon from 2006 onward. Mining has already commenced from a small open pit at Santa Pancha.

Bellavista continues to be on track for gold production in the second quarter of 2005. The project is in its final stages of development with more than 90% of the construction complete as reported in a news release dated January 17, 2005. Systems testing is expected to commence in early March 2005.

Qualified Persons

The notes to the attached table identify the specific Qualified Persons for the reported mineral reserves and resources.

Michael Gareau, P. Geo. and Vice President Exploration for Glencairn, is the Qualified Person for this news release and has read and approved the news release. H. Agnerian, P. Geo., and J. Cox, P. Eng., are the Qualified Persons for Roscoe Postle Associates Inc. and have read and approved the sections of the news release for which they are referenced.

To find out more about Glencairn Gold Corporation (TSX:GGG, AMEX:GLE), visit our website at www.glencairngold.com.

Glencairn Gold Corporation Kerry Knoll, President and CEO Tel.: 416-860-0919 Fax: 416-367-0182 www.glencairngold.com	Renmark Financial Communications Inc.
Sylvain Laberge, slaberge@renmarkfinancial.com
Neil Murray-Lyon, nmurraylyon@renmarkfinancial.com
Media: Cynthia Lane, clane@renmarkfinancial.com
Tel.: 514-939-3989, Fax: 514-939-3717

NOTE TO U.S. READERS: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that, such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,”

“believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Glencairn Gold Corporation Mineral Reserves and Mineral Resources as at Dec. 31, 2004

Mineral Reserves

	Gold Price	Cut-off grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold Ounces

Limon - proven, underground	$375	3.82	177,600	5.88	33,600
Limon - probable, underground	$375	3.82	1,574,000	5.15	260,830
Limon - probable, open pit	$375	1.80	35,200	2.71	3,070
Limon Total			1,786,800	5.18	297,500
Bellavista - proven	$325	0.5	9,847,000	1.48	467,350
Bellavista - probable	$325	0.5	1,392,700	1.96	87,720
Bellavista Total			11,239,700	1.54	555,070
Total Proven & Probable					852,570

Measured and Indicated Mineral Reserves (additional to mineral reserves)

Limon - Measured	4.5	20,500	6.30	4,100
Limon - Indicated	4.5	182,300	5.97	35,100
Limon Total	4.5	202,800	6.00	39,200
La India - Indicated	4.5	775,400	8.2	205,300
Bellavista - Measured and
Indicated	0.5	9,932,800	1.2	383,220
Total Measured & Indicated				627,720

Inferred Mineral Resources (additional to mineral reserves)

Limon	4.5	955,800	6.95	213,600
La India	4.5	1,123,500	9.3	336,000
Total Inferred				549,600

Note 1 — The mineral reserves and resources reported herein are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 (“CIM Standards”). Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resources for Limon and Bellavista are in addition to Mineral Reserves.

Note 2 — The mineral reserve and mineral resource estimates for the Limon Mine set out in the above table were prepared under the supervision of K. Atkin, P.Geo., an employee of the Company and the responsible Qualified Person, in compliance with National Instrument 43-101. H. Agnerian, P. Geo., and J. Cox, P. Eng., of Roscoe Postle Associates Inc. are the Qualified Persons who audited the mineral reserves and mineral resources.

Note 3 — The mineral resources for the Bellavista Mine set out in the above table were prepared by Snowden Mining Industry Consultants Inc. The mineral reserves for the Bellavista Mine were prepared by Wheaton River Minerals Ltd. Pincock, Allen & Holt Ltd. audited the mineral reserves and mineral resources. Bellavista mineral reserves are based on a strip ratio of 1.32:1 (tonnes waste per tonne of ore). Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For the Bellavista mineral resources, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2003, available at www.sedar.com and the Company’s website at www.glencairngold.com for this detailed information.

Note 4 — The mineral resources for the La India concession set out in the above table were in part estimated by TVX Gold Inc. in 1997 for selected veins; mineral resources for the remaining veins are derived from a joint 1990 Russian-Nicaraguan study. Only the mineral resources from the Russian-Nicaraguan study that correspond to the equivalent CIM Standards, as defined in Note 1 above, of indicated mineral resources and inferred mineral resources are included in the mineral resources reported above; there were no corresponding measured mineral resources. The La India mineral resources should be considered historical estimates, as appropriate.